UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2019. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: September 17, 2019	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2019. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected condensed consolidated financial and other data for each of the two six-month periods ended June 30, 2018 and 2019, and as of December 31, 2018 and June 30, 2019.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2018 and 2019.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd. (“EuroDry”). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all the historical comparative periods presented. The summary financials below refer to Euroseas Ltd. “continuing operations” excluding the contribution of drybulk vessels spun off into EuroDry ("discontinued operations") from historical comparative periods which have been adjusted accordingly.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30
	2018	2019
Statement of Operations Data
Time charter revenue	19,041,285	17,169,970
Commissions	(984,037)	(750,020)
Voyage expenses	(266,707)	(515,563)
Vessel operating expenses	(10,859,323)	(9,788,134)
Drydocking expenses	(1,175,366)	(773,326)
Related party management fees	(1,861,009)	(1,547,139)
Vessel depreciation	(1,708,526)	(1,597,424)
Gain on sale of vessel	1,340,952	-
Other general and administrative expenses	(1,450,908)	(1,255,751)
Operating income, continuing operations	2,076,361	942,313
Total other expenses, net, continuing operations,	(1,304,536)	(1,707,928)
Net income / (loss) , continuing operations	771,825	(765,615)
Dividend Series B Preferred Shares	(850,708)	(949,152)
Preferred deemed dividend	-	(504,577)
Net loss from continuing operations attributable to common shareholders	(78,883)	(2,219,344)
Net loss attributable to common shareholders, discontinued operations	(1,421,001)	-
Net loss attributable to common shareholders	(1,499,884)	(2,219,344)
Weighted average number of shares outstanding during period, basic and diluted	11,133,764	12,340,060
Loss per share attributable to common shareholders-basic and diluted, continuing operations	(0.01)	(0.18)
Loss per share attributable to common shareholders-basic and diluted, discontinued operations	(0.13)	-
Loss per share attributable to common shareholders-basic and diluted	(0.14)	(0.18)

	Six Months Ended June 30
Cash Flow Data	2018	2019
Net cash provided by operating activities of continuing operations	5,325,480	824,384
Net cash provided by investing activities of continuing operations	6,253,868	-
Net cash used in financing activities of continuing operations	(6,323,707)	(10,047,000)

Balance Sheet Data	December 31, 2018	June 30, 2019
Total current assets	11,994,168	5,288,033
Vessels, net	48,826,128	47,228,704
Other non-current assets	6,134,267	1,534,267
Total assets	66,954,563	54,051,004
Total current liabilities	11,592,535	9,880,761
Total long-term liabilities	32,784,049	34,864,827
Long term bank loans, including current portion	36,586,790	39,834,827
Total liabilities	44,376,584	44,745,588
Mezzanine equity	18,757,361	7,654,577
Total shareholders' equity	3,820,618	1,650,839

	Six Months Ended June 30 (continuing operations),
	2018	2019
Other Fleet Data (1)
Number of vessels	11.97	11.00
Calendar days	2,166	1,991
Available days	2,128	1,955
Voyage days	2,035	1,916
Utilization Rate (percent)	95.6%	98.0%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	9,226	8,692
Vessel Operating Expenses	5,014	4,916
Management Fees	859	777
G&A Expenses	670	631
Total Operating Expenses excluding drydocking expenses	6,543	6,324
Drydocking expenses	543	388

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2018 (“Item 5A-Operating Results.”) filed on April 25, 2019.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2018). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2018	2019
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	19,041,285	17,169,670
Voyage expenses	(266,707)	(515,563)
Time Charter Equivalent or TCE Revenues	18,774,578	16,654,107
Voyage days	2,035	1,916
Average TCE rate	9,226	8,692

Six months ended June 30, 2019 compared to six months ended June 30, 2018

Time charter revenue. Time charter revenue for the six month period ended June 30, 2019 was $17.17 million, decreased by 9.8% compared to the same period in 2018 during which time charter revenue amounted to $19.04 million. This decrease was due to the lower number of vessels operating and lower average charter rates earned by our vessels during the period as compared to the same period of 2018. An average of 11.0 vessels operated in the six months of 2019 for a total of 1,991 ownership days as compared to an average of 11.97 vessels during the same period in 2018 or 2,166 ownership days, an 8.1% decrease.  The total number of days our vessels earned revenue decreased by 5.9% to 1,916 days in the first six months of 2019 from 2,035 days in the same period in 2018. While employed, our vessels generated a TCE rate of $8,692 per day per vessel in the first half of 2019 compared to $9,226 per day per vessel for the same period in 2018 (see calculation in the table above). Market charter rates in the first six months of 2019 were lower for our containership vessels compared to the first six months of 2018 which was reflected in the average earnings of our ships. We had 36.4 scheduled off-hire days, including drydocking and laid-up time, 38.4 commercial off-hire and 0.5 operational off-hire days in the first six months of 2019 compared to 37.6 scheduled off-hire days, including drydocking and laid-up time, 24.9 commercial off-hire and 69.0 operational off-hire days in the first six months of 2018.
 Commissions. Commissions for the six month period ended June 30, 2019 were $0.75 million. At 4.4% of voyage revenues, the percentage of commissions over revenues was lower than in the same period of 2018 during which they accounted for 5.2% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2019 were $0.52 million and related to expenses for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports, compared to $0.3 million for the same period of 2018. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing for repositioning and any port or other costs incurred without a contract. In the first half of 2019 our vessels had no days in voyage charters and as a result voyage expenses represented 3.0% of voyage revenues and were mainly incurred while our vessels were repositioned between time charter contracts.  In the same period of 2018 our vessels also had no days in voyage charters, thus voyage expenses represented a small percentage (1.4%) of voyage revenues as well.
Vessel operating expenses. Vessel operating expenses were $9.8 million during the first half of 2019 compared to $10.9 million for the same period of 2018.  Daily vessel operating expenses per vessel decreased between the two periods to $4,916 per day per vessel in the first six months of 2019 compared to $5,014 per day during the same period of 2018, a 2.0% decrease. The decrease in vessel operating expenses is also due to the lower number of vessels operating during the first six months of 2019 compared to the same period of 2018.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk”) under our Master Management Agreement. During the first six months of 2019, Eurobulk charged us 685 Euros per day per vessel totalling $1.55 million for the period, or $777 per day per vessel. In the same period of 2018, management fees amounted to $1.86 million, or $859 per day per vessel based on the daily rate per vessel of 685 Euros.  The decrease in the total management fees is due to the lower number of vessels operating during the first six months of 2019 compared to the same period of 2018.
Gain on sale of vessel. In March 2018, the Company agreed to sell its drybulk carrier M/V “Monica P.” The 20 year old vessel was sold on June 25, 2018, for a net amount of $6.3 million and the Company recorded a $1.34 million gain on the sale. In the first six months of 2019 we had no vessel sale.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2019, we had a total of $1.26 million of general and administrative expenses, down from the $1.45 million incurred in the same period of 2018. This decrease of 13.4% is attributable to the costs related to the spin-off of our drybulk fleet incurred in 2018.
Drydocking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or in some cases an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first half of 2019, we had one vessel completing its special survey, which commenced in December 2018, and one vessel completing its in-water survey for an expense of $0.77 million. During the first half of 2018, we had two vessels completing their in-water surveys and one vessel completing its drydock for an expense of $1.18 million incurred during the period.
Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2019 was $1.60 million, comparatively lower than the same period in 2018 which was $1.71 million, due to the lower average number of vessels operating in the first half of 2019 compared to the same period of 2018.
Interest and other financing costs. Interest and other financing costs for the six month period ended June 30, 2019 were $1.46 million. Comparatively, during the same period in 2018, interest and other financing costs amounted to $1.35 million. The difference is primarily due to the increased amount of debt for the six month period ended June 30, 2019 compared to the same period in 2018. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2019 was 2.61% and the weighted average margin over LIBOR was 4.10% for a total weighted average interest rate of 6.71% as compared to a weighted average LIBOR rate for the six month period ended June 30, 2018 of 1.88% and a weighted average margin over LIBOR of 4.61% for a total weighted average interest rate of 6.49%.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Loss on debt extinguishment, (Gain) / loss on derivative, net, Foreign exchange loss and Interest income. During June 2019, the Company refinanced its loan with Credit Agricole for M/V “EM Astoria”, recognizing $0.33 million as loss on debt extinguishment, with no similar case existing in the first six months of 2018. In the first six months of 2019, we had a marginal loss on derivatives from one interest rate swap contract, which consisted of a realized loss of $0.04 million and an unrealized gain of $0.04 million. For the same period of 2018, we had a marginal gain on derivatives from one interest rate swap contract, which consisted of a realized loss of $0.14 million and an unrealized gain of $0.14 million. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa. Overall, Other expenses, net amounted to a total expense of $1.71 million and $1.30 million during the first half of 2019 and 2018, respectively.
Net income/(loss) and net loss attributable to common shareholders. As a result of the above, net loss for the six months ended June 30, 2019 was $0.77 million compared to a net income of $0.77 million for the same period in 2018. After payment of dividends of $0.95 million to our Series B Preferred Shares and a preferred deemed dividend of $0.50 million, the net loss attributable to common shareholders amounted to $2.22 million for the six months ended June 30, 2019 compared to a loss of $0.1 million for the same period of 2018.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on available cash, funds generated from operating cash flows, funds from our shareholders, equity offerings, like our ongoing at-the-market ("ATM") offering (under our filed prospectus about $2.20 million of our stock is still available for sale), and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2019 and beyond.

Cash Flows
As of June 30, 2019, we had a working capital deficit of $4.59 million and have been incurring losses. Our cash balance amounted to $2.0 million and cash in restricted and retention accounts amounted to $1.99 million. As previously mentioned we intend to fund any working capital requirements via cash on hand, cash flow from operations, debt balloon payment refinancing, proceeds from our at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, with possible vessel sales (where equity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow surplus from operating activities for the six months ended June 30, 2019 was $0.82 million as compared to a net surplus from cash flows provided by operating activities of $5.33 million in the six months ended June 30, 2018.
The major drivers of the change of cash flows from operating activities for the six months ended June 30, 2019 compared to the six months ended June 30, 2018, are the following: first, a decrease of the market rates during the six months ended June 30, 2019, which resulted in a lower TCE rate of $8,692 compared to $9,226 for the corresponding period in 2018. The decrease in TCE rates is also reflected in the decrease of our operating income (excluding non-cash items) to $2.59 million for the six months ended June 30, 2019 from $3.88 million for the corresponding period in 2018. This decrease in cash flows from operating activities was also driven by (i) a net working capital outflow of $0.56 million during the six months ended June 30, 2019 compared to a net working capital inflow of $3.96 million for the six months ended June 30, 2018, mainly due to the significant decrease of the Due to related company balance for the six months ended June 30, 2019 as reimbursements were made to our Manager and (ii) higher net interest payments for the six months ended June 30, 2019 compared to the corresponding period in 2018. This negative effect was partly offset by the decrease by one vessel in our operating fleet in the six months ended June 30, 2019 compared to the corresponding period in 2018.
Net cash from investing activities.
In the first six months of 2019, we had no cash flows used in or provided by investing activities. In the same period of 2018, we had $6.26 million proceeds from sale of one vessel, for total funds provided by investing activities of $6.25 million.
Net cash from financing activities.
Net cash flows used in financing activities were $10.05 million for the six months ended June 30, 2019, compared to net cash flows used in financing activities of $6.32 million for the six months ended June 30, 2018. In the six months ended June 30, 2019, repayment of long-term bank loans and vessel profit participation liability was increased by $3.10 million compared to the corresponding period in 2018, and there was an outflow of funds to redeem a portion of our Series B preferred shares amounting to $11.69 million. This negative effect was partly offset by an outflow of funds to a spun-off subsidiary (EuroDry) of $3.30 million during the six months ended June 30, 2018 and an increase in proceeds of long term debt (net of loan arrangement fees paid) of $7.75 million during the six months ended June 30, 2019, compared to the corresponding period in 2018.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of June 30, 2019, our long-term debt comprised of one outstanding loan with an outstanding balance of $40.2 million, which matures in 2023. Our long-term debt as of June 30, 2019 comprises a bank loan granted to our vessel-owning subsidiaries. A description of our bank loan as of June 30, 2019 is provided in Note 5 to our attached unaudited interim condensed consolidated financial statements. As of June 30, 2019, we are scheduled to repay $5.10 million of the above bank loan in the following twelve months.  We were in compliance with our loan agreement covenants as of June 30, 2019.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except for number of shares)

	Notes	December 31, 2018	June 30, 2019
Assets
Current assets
Cash and cash equivalents		6,960,258	2,000,437
Trade accounts receivable, net		958,705	705,382
Other receivables		2,031,415	749,810
Inventories		1,704,391	1,237,686
Restricted cash	5	117,063	454,268
Prepaid expenses		222,336	140,450
Total current assets		11,994,168	5,288,033

Long-term assets
Vessels, net	3	48,826,128	47,228,704
Restricted cash	5	6,134,267	1,534,267
Total assets		66,954,563	54,051,004

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	5	4,870,241	4,970,000
Trade accounts payable		2,288,525	1,740,054
Accrued preferred dividends		-	870,512
Accrued expenses		1,301,805	1,315,470
Deferred revenues		417,634	542,971
Derivative	10	41,435	-
Due to related company	4	2,672,895	441,754
Total current liabilities		11,592,535	9,880,761

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except for number of shares)

(continued)
	Notes	December 31, 2018	June 30, 2019
Long-term liabilities
Long-term bank loans, net of current portion	5	31,716,549	34,864,827
Vessel profit participation liability	5	1,067,500	-
Total long-term liabilities		32,784,049	34,864,827
Total liabilities		44,376,584	44,745,588

Commitments and Contingencies	6

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 19,605 and 8,000 issued and outstanding, respectively)		18,757,361	7,654,577
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 12,515,645 issued and outstanding)		375,476	375,476
Additional paid-in capital		233,668,127	233,717,692
Accumulated deficit		(230,222,985)	(232,442,329)
Total shareholders’ equity		3,820,618	1,650,839
Total liabilities, mezzanine equity and shareholders’ equity		66,954,563	54,051,004

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except for number of shares)

	Six months ended June 30,
	Notes	2018	2019
Revenues
Time charter revenue		19,041,285	17,169,670
Commissions (including $238,016 and $214,621, respectively, to related party)		(984,037)	(750,020)
Net revenue, continuing operations		18,057,248	16,419,650

Operating expenses
Voyage expenses		266,707	515,563
Vessel operating expenses (including $95,380 and $86,253, respectively, to related party)		10,859,323	9,788,134
Dry-docking expenses		1,175,366	773,326
Vessel depreciation	3	1,708,526	1,597,424
Related party management fees	4	1,861,009	1,547,139
Gain on sale of vessel (including $64,500 to related party)		(1,340,952)	-
Other general and administrative expenses (including $936,126 and $625,000, respectively, to related party)	4	1,450,908	1,255,751
Total operating expenses, continuing operations		15,980,887	15,477,337

Operating (loss) / income, continuing operations		2,076,361	942,313

Other income/(expenses)
Interest and other financing costs	5	(1,345,052)	(1,461,978)
Loss on debt extinguishment		-	(328,291)
Gain / (loss) on derivative, net	10	5,154	(2,885)
Foreign exchange loss		(3,262)	(850)
Interest income		38,624	86,076
Other expenses, net, continuing operations		(1,304,536)	(1,707,928)
Net income / (loss), continuing operations		771,825	(765,615)
Dividend Series B Preferred shares		(850,708)	(949,152)
Preferred deemed dividend		-	(504,577)
Earnings / Net loss from continuing operations attributable to common shareholders	9	(78,883)	(2,219,344)
Net loss attributable to common shareholders, discontinued operations	8	(1,421,001)	-
Net loss attributable to common shareholders		(1,499,884)	(2,219,344)
Weighted average number of shares outstanding, basic & diluted	9	11,133,764	12,340,060
Loss per share, basic and diluted, continuing operations		(0.01)	(0.18)
Loss per share, basic and diluted, discontinued operations	8	(0.13)	-
Loss per share, basic and diluted		(0.13)	(0.18)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (All amounts expressed in U.S. Dollars – except for number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, January 1, 2018	11,274,126	338,230	284,236,597	(237,880,629)	46,694,198
Net income, continuing operations	-	-	-	771,825	771,825
Preferred share dividends	-	-	-	(850,708)	(850,708)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,772	(42,864,049)
Share-based compensation	-	-	96,174	-	96,174
Balance, June 30, 2018	11,274,126	338,230	231,811,950	(228,302,740)	3,847,440

Balance, January 1, 2019	12,515,645	375,476	233,668,127	(230,222,985)	3,820,618
Net loss	-	-	-	(765,615)	(765,615)
Preferred share dividends	-	-	-	(949,152)	(949,152)
Preferred deemed dividend	-	-	-	(504,577)	(504,577)
Share-based compensation	-	-	49,565	-	49,565
Balance, June 30, 2019	12,515,645	375,476	233,717,692	(232,442,329)	1,650,839

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)
	For the six months ended June 30,
	2018	2019
Cash flows from operating activities:
Net income / (loss), continuing operations	771,825	(765,615)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Vessel depreciation	1,708,526	1,597,424
Amortization of deferred charges	69,777	118,032
Share-based compensation	96,174	49,565
Gain on sale of vessel	(1,340,952)	-
Unrealized gain on derivative	(142,216)	(41,435)
Amortization of debt discount	202,541	95,214
Loss on debt extinguishment	-	328,291
Changes in operating assets and liabilities	3,959,805	(557,092)
Net cash provided by operating activities of continuing operations	5,325,480	824,384

Cash flows from investing activities:
Cash paid for capitalized expenses	(1,867)	-
Proceeds from sale of vessel	6,255,735	-
Net cash provided by investing activities of continuing operations	6,253,868	-
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(11,686,000)
Investment in subsidiary spun-off	(3,298,356)	-
Loan arrangement fees paid	(119,863)	(120,000)
Offering expenses paid	(12,488)	-
Proceeds from long-term bank loans	4,250,000	12,000,000
Repayment of long-term bank loans and vessel profit participation liability	(7,143,000)	(10,241,000)
Net cash used in financing activities of continuing operations	(6,323,707)	(10,047,000)
Net increase / (decrease) in cash and cash equivalents and restricted cash	5,255,641	(9,222,616)
Cash, cash equivalents and restricted cash at beginning of period	8,297,147	13,211,588
Cash, cash equivalents and restricted cash at end of period, continuing operations	13,552,788	3,988,972

(Unaudited Condensed Consolidated Statements of Cash Flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)
	For the six months ended June 30,
	2018	2019
Cash breakdown
Cash and cash equivalents	9,099,122	2,000,437
Restricted cash, current	119,399	454,268
Restricted cash, long term	4,334,267	1,534,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	13,552,788	3,988,972

Discontinued operations:
Net cash provided by operating activities of discontinued operations	360,977	-
Net cash used in investing activities of discontinued operations	(18,817,048)	-
Net cash provided by financing activities of discontinued operations	18,054,670	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars - except for number of shares)

1.	Basis of Presentation and General Information
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the “Company” or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.
The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 4).
The Pittas family is the controlling shareholder of Friends Investment Company Inc., which, in turn, owns 29.6% of the Company’s shares as of June 30, 2019.
Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off (the “Spin-off”) of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd (“EuroDry”). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all historical comparative periods presented.
The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (“SEC”) on Form 20-F on April 25, 2019.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.
As of June 30, 2019, the Company had a working capital deficit of $4.59 million and has been incurring losses. The Company’s cash balance amounted to $2.0 million and cash in restricted and retention accounts amounted to $1.99 million as of June 30, 2019. The Company intends to fund any working capital requirements via cash on hand, cash flow from operations, debt balloon payment refinancing, proceeds from its at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient, the Company may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, with possible vessel sales (where equity will be released), if required, among other options. The Company believes that it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

2.	Significant Accounting Policies
A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018. There have been no changes to the Company’s significant accounting policies, except as noted below.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company adopted ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. The nature of the lease component and non-lease component that are combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Both the lease component and non-lease component are earned by the passage of time. Since lessor accounting remains largely unchanged from current U.S. GAAP, the adoption of ASC 842 did not materially impact the Company’s accounting for time charter contracts and is consistent with prior policy.. The revenue generated from time charter contracts is recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded in “Time charter revenue” in the accompanying unaudited condensed consolidated statements of operations for the six-month periods ended June 30, 2019 and 2018.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

2.	Significant Accounting Policies – continued
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public entities, the amendments in ASU 2018-07 are effective for annual periods beginning after 15 December 2018, and interim periods within those annual periods. The Company adopted this standard for its reporting period commencing January 1, 2019 and it did not have any material impact on its unaudited interim condensed consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

3.	Vessels, net
The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2019	61,279,976	(12,453,848)	48,826,128
Depreciation for the period	-	(1,597,424)	(1,597,424)
Balance, June 30, 2019	61,279,976	(14,051,272)	47,228,704

As of June 30, 2019 all vessels are used as collateral under the Company’s loan agreement (see Note 5).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

4.	Related Party Transactions
The Company’s vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provided technical and commercial vessel management for a fixed daily fee of Euro 685 for both the six-month periods ended June 30, 2018 and 2019 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $1,861,009 and $1,547,139 in the six-month periods ended June 30, 2018 and 2019, respectively. The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the year 2019 and will be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In March 2017, the Company received a commitment by Colby Trading Ltd. to provide financing of up to $4.00 million on terms to be mutually agreed to fund the Company's working capital requirements for the period through December 2018, if needed. Following the spin-off of EuroDry in May 2018, this amount was adjusted to $2.00 million and the availability period was extended up to September 2019 and readjusted in August 2019 to $4.00 million with the availability period extended up to September 2020.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For the six months ended June 30, 2018 and June 30, 2019, compensation paid to the Management Company for such additional services to the Company was $936,126 and $625,000, respectively. This amount is included in “Other general and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2018 the amount due to related company was $2,672,895. As of June 30, 2019, the amount due to related company was $441,754.

 Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

4.	Related Party Transactions - continued
The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues. Commissions on vessel sales amounted to $64,500 for the sale of M/V Monica P, during the six months ended June 30, 2018. Commissions to Eurochart S.A. for chartering services were $238,016 and $214,621 for the six-month periods ended June 30, 2018 and 2019, respectively. This amount is included in “Commissions” in the unaudited condensed consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $24,039 and $71,341 in the first half of 2018, respectively. In the first half of 2019, total fees charged by Sentinel and Technomar were $21,258 and $64,995, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

5.	Long-Term Debt
Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2018 and June 30, 2019 is as follows:

Borrower	December 31, 2018	June 30, 2019
Noumea Shipping Ltd.	3,341,000	-
Gregos Shipping Ltd.	4,150,000	-
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd.	30,000,000	-
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	-	40,200,000
	37,491,000	40,200,000
Less: Current portion	(5,212,000)	(5,100,000)
Long-term portion	32,279,000	35,100,000
Deferred charges, current portion	125,357	130,000
Deferred charges, long-term portion	237,848	235,173
Debt discount, current portion	216,402	-
Debt discount, long-term portion	324,603	-
Long-term debt, current portion net of deferred charges and debt discount	4,870,241	4,970,000
Long-term debt, long-term portion net of deferred charges and debt discount	31,716,549	34,864,827

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To June 30:
2020	5,100,000
2021	5,100,000
2022	22,500,000
2023	7,500,000
Total	40,200,000

Details of the loans are discussed in Note 7 of our consolidated financial statements for the year ended December 31, 2018 included in the Company’s annual report on Form 20-F.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars- except for number of shares)

5.	Long-Term Debt - continued
The Company’s loans are secured with one or more of the following:
•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,717,063 and $1,454,268 as of December 31, 2018 and June 30, 2019, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the accompanying unaudited condensed consolidated balance sheets. As of June 30, 2019, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2018 and 2019 amounted to $1,142,511 and $1,366,764, respectively.  At June 30, 2019, LIBOR for the Company’s loans was on average approximately 2.61% per year, the average interest rate margin over LIBOR on the Company’s debt was approximately 4.10% per year for a total average interest rate of approximately 6.71% per year.

On May 30, 2019, the Company agreed to draw new loans totaling $12,000,000 from its revolving loan facility with Eurobank Ergasias S.A.  in order to repay existing indebtedness of $7,088,000 of Noumea Shipping Ltd. and Gregos Shipping Ltd., owners of two of its vessels, the M/V “Evridiki G” and the M/V “EM Astoria”, and also repay a fee of $950,000 relating to the lender’s entitlement to participate in the appreciation in the market value of the latter mortgaged vessel described below. Following this refinancing, all of the Company’s existing vessels are financed by the same bank, which as part of the arrangement agreed to reduce the loan margin of the facility by 0.5%; the bank, furthermore, agreed to release $4,000,000 of the total $5,000,000 of security deposit required by the loan to be used to redeem the Company’s Series B Preferred Shares.

On June 15, 2017, the Company entered into a profit sharing agreement with Credit Agricole whereby it would share with the bank 35% of the excess of the fair market value of M/V "EM Astoria" over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company had recognized participation liability amount of $1,067,500 as of December 31, 2018, presented in "Vessel profit participation liability" in the unaudited condensed consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service would be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank. The Company completed the refinancing of the specific loan in June 2019 using its revolving loan facility with Eurobank Ergasias S.A. (as described above) with the final participation liability paid amounting to $950,000 included in the “Repayment of long-term bank loans and vessel profit participation liability” in the unaudited condensed consolidated statements of cash flows. The portion of debt discount remaining unamortized by the time of the refinancing was written-off and presented as “Loss on debt extinguishment” in the unaudited condensed consolidated statements of operations, partly offset by the lower amount of $950,000 at which the vessel profit participation liability was finally settled as described above.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars- except for number of shares)

6.	Commitments and Contingencies
(a)
As of June 30, 2019 a subsidiary of the Company, Alterwall Business Inc. owner of M/V Ninos, is in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt and failed to pay certain invoices. The vessel was arrested in Karachi and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash under “Long-term assets” in the unaudited condensed consolidated balance sheets. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it made during 2017 a provision of $0.15 million for any costs that may be incurred.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

7.	Stock Incentive Plan
A summary of the status of the Company’s unvested shares as of January 1, 2019, and changes during the six month period ended June 30, 2019, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2019	175,585	1.27
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2019	175,585	1.27

As of June 30, 2019, there was $80,075 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.82 years. For the six-month periods ended June 30, 2018 and 2019 the share based compensation recognized relating to the unvested shares was $96,174 and $49,565, respectively, and is included within “Other general and administrative expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

8.	Discontinued Operations
Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all historical comparative periods presented. The revenue and loss for the discontinued operations for the periods ended June 30, 2018 and 2019 are analyzed as follows:

	Six Months Ended June 30 (discontinued operations)
	2018	2019
Statement of Operations Data
Time charter revenue	11,379,371	-
Commissions	(642,898)	-
Voyage expenses	(747,653)	-
Vessel operating expenses	(4,443,003)	-
Drydocking expenses	(1,442,657)	-
Related party management fees	(800,621)	-
Vessel depreciation	(2,531,778)	-
Other general and administrative expenses	(1,189,720)	-
Operating (loss) / income	(418,959)	-
Total other expenses, net	(921,838)	-
Net loss	(1,340,797)	-
Dividend Series B Preferred Shares	(80,204)	-
Net loss attributable to common shareholders	(1,421,001)	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

9.	Loss Per Share
Basic and diluted loss per common share is computed as follows:

	For the six months ended June 30,
	2018	2019

Net income / (loss), continuing operations	771,825	(765,615)
Dividend Series B Preferred shares	(850,708)	(949,152)
Preferred deemed dividend	-	(504,577)
Net loss attributable to common shareholders, continuing operations	(78,883)	(2,219,344)
Weighted average common shares – outstanding, continuing operations	11,133,764	12,340,060
Basic and diluted loss per share, continuing operations	(0.01)	(0.18)
Net loss attributable to common shareholders, discontinued operations	(1,421,001)	-
Net loss attributable to common shareholders	(1,499,884)	(2,219,344)
Basic and diluted loss per share	(0.13)	(0.18)

The Company excluded the effect of 175,585 unvested incentive award shares as of June 30, 2019 and 140,362 shares as of June 30, 2018 as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

10.	Financial Instruments
The principal financial assets of the Company consist of cash at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps, accounts payable due to suppliers and amount due to related company.

Interest rate risk

At certain times the Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “(Gain) / loss on derivative, net” in the unaudited condensed consolidated statements of operations. As of December 31, 2018 the Company had one open swap contract of a notional amount of $10 million. This swap contract matured and was closed in May 2019.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2018 and June 30, 2019, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long term borrowing approximates $40.03 million as of June 30, 2019 or approximately $0.17 million less than its carrying value of $40.20 million (excluding the unamortized deferred charges). The fair value of the long term borrowing is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s interest rate swap was the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

10.	Financial Instruments - continued
Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

10.	Financial Instruments - continued

Recurring Fair Value Measurements

	Fair Value Measurement at Reporting Date
	Total, December 31, 2018	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$41,435	-	$41,435	-

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2018	June 30, 2019
Interest rate swap contract	Current liabilities - Derivative	41,435	-
Total derivative liabilities		41,435	-

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
Interest rate – Unrealized gain	(Gain) / loss on derivative, net	142,216	41,435
Interest rate swap contract - Realized loss	(Gain) / loss on derivative, net	(137,062)	(44,320)
Total gain / (loss) on derivative		5,154	(2,885)

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

11.	Preferred shares
	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2019	19,605	14,500,000	4,257,361	18,757,361
Dividends declared	81	-	78,639	78,639
Redemption of preferred shares	(11,686)	(8,155,055)	(3,530,945)	(11,686,000)
Preferred deemed dividend	-	-	504,577	504,577
Balance, June 30, 2019	8,000	6,344,945	1,309,632	7,654,577

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5%.

The dividend rate increased to 12% for the two years following January 29, 2019 and to 14% thereafter and is payable only in cash. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at a conversion price of $12.25 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

At the Spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of the EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.

On June 10, 2019, the Company proceeded in the redemption of approximately $11.7 million of value, or about 59.4%, of its outstanding Series B Preferred Shares with simultaneous reduction of 4% of the dividend rate for the $8 million value of preferred shares remaining outstanding until January 2021. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $504,577, and was recorded as preferred deemed dividend.

For the period ended June 30, 2019, the Company declared dividends totaling $949,152 out of which $78,639 were paid in kind and the rest were accrued to be paid in cash. The redemption liability as of June 30, 2019 is $8,000,000.

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

12.	Subsequent Events
The following events occurred after June 30, 2019:

(a)
In August 2019, the Company completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family including the Company’s CEO, which was announced in June 2019 for a consideration that includes a cash payment of $15 million and the issuance of approximately 22,535,210 common shares to the sellers. The Company financed the cash portion of the acquisition price via the arrangement of two bank loans described below, drawing a total of $16,167,680 million with the excess amount to be used for general corporate purposes. The cash portion of the acquisition price was used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares.  The common shares issued to the sellers represent approximately 64.3% of Euroseas’ outstanding common shares. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors. The four vessels are the M/V EM Hydra and the M/V EM Spetses, both 1,700 teu feeder containership built in 2005 and 2007, respectively, the M/V EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder vessel built in 1998. On August 2, 2019, the Company took delivery of M/V Diamantis P and M/V EM Hydra, and, on August 7, 2019, the Company took delivery of M/V EM Spetses and M/V EM Kea.

(b)
On July 31, 2019, the Company drew a loan of $3,667,680 from Piraeus Bank S.A. secured by its newly acquired vessel M/V Diamantis P. The loan is payable in twelve equal consecutive quarterly instalments of $160,460 each, with a balloon payment of $1,742,160 to be paid together with the last instalment in July 2022. The interest rate margin is 3.5% over LIBOR.

(c)
On August 5 and August 8, 2019, the Company drew a loan of $12,500,000 from HSBC Bank plc secured by its newly acquired vessels M/V EM Hydra (on August 5, 2019 for $3.5 million), M/V EM Kea and M/V EM Spetses (on August 8, 2019 for $9.0 million). The loan is payable in fourteen equal consecutive quarterly instalments of $450,000 each, with a balloon payment of $6,200,000 to be paid together with the last instalment in February 2023. The interest rate margin is 2.95% over LIBOR.